GCS ANNOUNCES THE SALE OF ITS BRAZILIAN PHARMACY OPERATIONS

México D.F., January 18 2012.- Grupo Casa Saba, S.A.B. de C.V., ("GCS") (BMV: SAB*) informs that its subsidiary Farmacias Ahumada S.A. (“FASA”) has reached a binding agreement with Profarma Distribuidora de Produtos Farmacêuticos S.A. (“Profarma”) to sell its pharmacy operations in Brazil, including the shares of its Brazilian subsidiary, CSB Drogarias S.A. and the Drogasmil and Farmalife brands, for a total consideration of $87 million reais. The transaction is subject to the approval of the Brazilian antitrust authority, Conselho Administrativo de Defesa Econômica (CADE).

Manuel Saba, Chairman of the Board of GCS, said, “This transaction allows us to conclude the strategic process aimed at streamlining our retail division’s business strategy focusing on Mexico and Chile, our core markets where we have built a leadership position. In addition, the transaction contributes to the ongoing strengthening of our capital structure, allowing us to concentrate in other processes focused on accelerating organic and non-organic growth in our retail division.”
Estructura Partners acted as exclusive financial advisor to GCS and FASA in this transaction.

About Grupo Casa Saba
Grupo Casa Saba, S.A.B. de C.V. is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. It also operates one of the most important pharmacy chains in Latin America. In 2011, GCS had net sales of $46,568 million pesos. The Group is listed on the Bolsa Mexicana de Valores (Mexican Stock Exchange).
Contacts:

GRUPO CASA SABA
Carlos Mora, IR
+52 (55) 5284-6623
cmora@casasaba.com

IR Communications:
Jesús Martínez Rojas
+52 (55) 5644-1247
jesus@irandpr.com